EXHIBIT (99.4)

2020-2021 THIRD QUARTER FINANCES

MINISTRY OF FINANCE

2020–21 Third Quarter Finances	February 2021

Contents

Introduction	3	The Third Quarter Finances report contains information about Ontario’s 2020–21 fiscal outlook as of December 31, 2020 as well as updates to February 5, 2021.
A. Ontario’s 2020–21 Fiscal Outlook	4
B. Ontario’s Recent Economic Performance and Outlook	13
C. Details of Ontario’s Finances	15
D. Ontario’s 2020–21 Borrowing Program	21

Highlights

•	The government continues the fight against the COVID-19 pandemic by making $2.6 billion in additional investments since the 2020 Budget to protect and support people’s health and economic well-being.

•

The COVID-19 pandemic has resulted in unprecedented impacts on economies around the world. Recent key economic indicators show that a significant economic rebound has occurred since last spring, but the global economy has not fully recovered to its pre-pandemic level. The government continues to support people and employers through this challenging period.

•

Ontario’s real gross domestic product (GDP) increased 9.4 per cent in the third quarter of 2020, following two consecutive quarterly declines. Real GDP in the quarter was 5.7 per cent below the 2019 Q4 level.

•	Between May 2020 and January 2021, Ontario employment has risen by 729,100 net jobs, but remained 405,600 (-5.4 per cent) below its pre-pandemic level.

•	As of the 2020–21 Third Quarter Finances, the government is projecting a deficit of $38.5 billion in 2020–21, unchanged from the outlook presented in the 2020 Budget.

•

Revenues in 2020–21 are projected to be $151.7 billion, $0.6 billion higher than forecast in the 2020 Budget. The higher revenue forecast largely reflects stronger taxation revenues, attributable to a smaller economic decline in 2020 than the prudent planning assumptions in the 2020 Budget. The forecasts for Government of Canada transfers and net income from Government Business Enterprises are also higher, while other non-tax revenue is lower.

•

Program expenses are projected to be $2.6 billion higher than forecast in the 2020 Budget, largely due to investments in hospitals, long-term care homes, and business support, primarily offset from existing contingencies.

•

Since the 2020 Budget, the government has fully allocated all of the time-limited pandemic response funding and extraordinary contingencies of $13.3 billion in 2020–21. In light of this, and to help mitigate expense risks for the remainder of 2020–21, the standard Contingency Fund has been allocated an additional $2.1 billion for 2020–21, given the uncertain and unprecedented impact of the global pandemic.

•	Interest on debt is projected to remain unchanged from the $12.5 billion forecast in the 2020 Budget.

•	As of February 5, 2021, the Province has borrowed $55.2 billion, completing its long-term borrowing program for 2020–21 and pre-borrowing $1.5 billion for 2021–22.

•	Additional details on the Province’s projected fiscal performance for 2020–21 will be provided in the 2021 Budget.

Introduction

The government is delivering on its commitment to transparency and accountability with the release of the 2020–21 Third Quarter Finances.

As committed in the 2020 Budget, Ontario’s Action Plan: Protect, Support, Recover, released last fall, the government’s top priority remains protecting and supporting people’s health and well-being throughout the pandemic. The government’s public health actions are not just necessary to stop the spread of COVID-19 — controlling the virus is also the most sensible economic policy.

This report shows that Ontario’s strong fiscal foundation and responsible, forward-looking planning has allowed the government to continue to make $2.6 billion in additional critical investments since the 2020 Budget to ensure that people’s health is protected and the people of Ontario remain resilient during and after the pandemic.

The government understands that the current levels of spending are not sustainable in the long term but are necessary today to defeat the virus.

Defeating the COVID-19 virus will allow the Province to embark on economic and fiscal recovery. The government will provide an update on next steps in the 2021 Budget, to be released by March 31, 2021.

Section A: Ontario’s 2020–21 Fiscal Outlook

The Province’s 2020–21 deficit is projected to be $38.5 billion — unchanged from the outlook published in the 2020 Budget.

Revenues in 2020–21 are projected to be $151.7 billion, $0.6 billion higher than forecast in the 2020 Budget. The increased revenue forecast reflects higher taxation revenues, Government of Canada transfers and net income from Government Business Enterprises, partially offset by lower other non-tax revenue.

Program expense is projected to be $177.2 billion, $2.6 billion higher than the 2020 Budget, largely due to investment in hospitals, long-term care homes and supports for businesses, primarily offset from existing contingencies. Since the 2020 Budget, the government has fully allocated all of the time-limited pandemic response funding and extraordinary contingencies of $13.3 billion in 2020–21. In light of this, and in order to ensure continued fiscal flexibility to combat the pandemic and support the people of Ontario, the government has increased existing contingencies by $2.1 billion for the remainder of 2020–21, given the uncertain and unprecedented impact of the global pandemic.

The net debt-to-GDP ratio is projected to be 47.1 per cent in 2020–21, 0.1 percentage point higher than the 47.0 per cent forecast in the 2020 Budget. The net debt-to-GDP ratio increased slightly as a result of an increased investment in capital assets.

The 2020 Budget included a $2.5 billion reserve in 2020–21 to protect the fiscal outlook against any unforeseen adverse changes in the Province’s revenue and expense forecasts. With the release of the 2020–21 Third Quarter Finances, the reserve has been reduced to $0.5 billion, which could be used to address any unforeseen events that could arise before year-end.

2020–21 In-Year Fiscal Performance

($ Millions)

	March 2020 Economic and Fiscal Update	2020 Budget	Current Outlook[1]	Change since 2020 Budget

Revenue	156,266	151,074	151,686	612

Expense

Programs	161,077	174,586	177,198	2,612

Interest on Debt	13,199	12,456	12,456	–

Total Expense	174,276	187,042	189,654	2,612

Surplus/(Deficit) Before Reserve	(18,010)	(35,968)	(37,968)	(2,000)

Reserve	2,500	2,500	500	(2,000)

Surplus/(Deficit)	(20,510)	(38,468)	(38,468)	–
[1]	Current outlook primarily reflects information available as of December 31, 2020 as well as updates to February 5, 2021.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ministry of Finance.

Revenue

Revenues in 2020–21 are projected to be $151.7 billion, $0.6 billion higher than forecast in the 2020 Budget.

The forecast for Total Taxation Revenue has increased by $1.5 billion compared to the 2020 Budget. Key changes in the taxation revenue outlook compared to the 2020 Budget include:

•	Corporations Tax revenue increased by $1.5 billion (15.0 per cent), mainly due to higher amounts from processing 2019 tax returns;

•	Sales Tax revenue increased by $1.1 billion (4.5 per cent), mainly reflecting the strong rebound in household consumption spending during the second half of 2020;

•	Employer Health Tax increased by $95 million (1.5 per cent), mainly due to the strong rebound in employment and hours worked during the second half of 2020;

•	Gasoline and Fuel Taxes combined declined by $220 million (7.2 per cent), due to lower projected volumes purchased;

•	Personal Income Tax revenue decreased by $1.0 billion (2.8 per cent), mainly due to lower amounts from processing tax assessments for 2019 and prior years; and

•

All Other Taxes combined increased by $48 million mainly due to higher projected revenues from Electricity Payments-in-Lieu of Taxes and Land Transfer Tax, partially offset by lower projected revenues from Education Property Tax and the Ontario Health Premium.

Projected Government of Canada Transfers increased by $0.4 billion since the 2020 Budget, mainly due to increased federal funding of $420 million under the Workforce Development Agreements.

Net income from Government Business Enterprises are $0.3 billion higher, due to increased forecasts for earnings from the Ontario Lottery and Gaming Corporation, Liquor Control Board of Ontario, Ontario Power Generation and Hydro One Ltd.

Other Non-Tax Revenues combined are projected to decrease by $1.6 billion largely due to lower third-party revenues from hospitals, school boards and colleges and lower revenue from other consolidated government agencies.

Key Changes to 2020–21 Revenue Projections

($ Millions)

		2020–21

March 2020 Economic and Fiscal Update Revenue Outlook		156,266

Revenue Changes in the 2020–21 First Quarter Finances		(5,654)

Revenue Changes in the 2020 Budget		462

2020 Budget Total Revenue Outlook		151,074

Revenue Changes Since the 2020 Budget

Corporations Tax	1,494

Sales Tax	1,118

Employer Health Tax	95

Gasoline and Fuel Tax	(220)

Personal Income Tax	(1,025)

All Other Taxes	48

Total Taxation Revenue		1,510

Government of Canada Transfers		385

Government Business Enterprises		306

Other Non-Tax Revenue		(1,589)

Total Revenue Changes Since the 2020 Budget		612

2020–21 Third Quarter Finances Revenue Outlook		151,686
Note: Numbers may not add due to rounding. Source: Ontario Ministry of Finance.

There are further risks that could materially affect the 2020–21 revenue outlook. These include changes to the economic growth outlook, revenue collections from Ontario-administered taxes and the earnings of government business enterprises. The government will monitor these developments and will provide further details in future fiscal updates.

Expense

Total expense, including interest on debt, is projected to be $189.7 billion, $2.6 billion higher than the 2020 Budget projection, primarily due to investments to protect the people of Ontario from COVID-19 and support economic recovery. These investments include support for hospitals and long-term care homes, and additional supports for businesses that have been impacted by COVID-19 lockdowns.

Key Changes to 2020–21 Total Expense Projections

($ Millions)

		2020–21

March 2020 Economic and Fiscal Update Expense Outlook		174,276

Expense Changes in the 2020–21 First Quarter Finances		12,374

Expense Changes in the 2020 Budget		391

2020 Budget Total Expense Outlook		187,042

Program Expense Changes Since the 2020 Budget:

Supports to Protect (Additional Allocations Since 2020 Budget)

Additional Funding for Hospitals	869

More Purchases of Personal Protective Equipment (PPE)	609

Continued Long-Term Care Sector Response to COVID-19	398

Medical and Laboratory Equipment	155

OHIP Funding and Assessment Centres	148

Vaccine Administration	135

Additional Critical Care Beds	125

COVID-19 Testing Centres	118

Telemedicine/Virtual Care Utilization	78

Additional COVID-19 Mental Health and Addictions Supports	45

Safe Re-opening of the Courts	19

Hiring More Occupational Health and Safety Inspectors	7

New Specialized Care Centre in the Greater Toronto Area	6

Consolidations (financial results of third party entities)[1]	(520)

All Other Changes	(188)

Total Supports to Protect		2,004

Support for People, Jobs and Recovery (Additional Allocations Since 2020 Budget)

Ontario Small Business Support Grant	1,400

Additional Support for Businesses – Property Taxes and Energy Bills	300

Safe Restart Agreement – Child Care	235

Expand Support for Learners	110

Off-Peak Time-of-Use Electricity Rate – January 1, 2021 to February 9, 2021	105

Isolation Centres	42

Additional Funding for the Alcohol and Gaming Commission of Ontario	32

All Other Changes	10

Total Support for People, Jobs and Recovery		2,234
continued...

Key Changes to 2020–21 Total Expense Projections, Continued

($ Millions)

		2020–21

Other Changes

Employment and Training Supports	420

Procurement of Personal Protective Equipment and Critical Supplies and Equipment	387

Safe Return to Class Fund – Phase II	381

Statutory Obligations Under the Crown Liability and Proceedings Act, 2019	26

Ontario-Federal Sport Participation Bilateral Agreement	8

Enhancing Digital Services	3

Implementation Delays of Infrastructure Programs and Projects	(269)

Lower-than-Projected Social Assistance Expenditure	(427)

All Other Changes	(483)

Total Other Changes		46

Drawdown of the Standard Contingency Fund to Offset New Spending		(1,120)

Drawdown of the COVID-19 Health Contingency Fund to Offset New Spending		(598)

Drawdown of the Support for People and Jobs Fund to Offset New Spending		(2,050)

Top-up of the Standard Contingency Fund for the Remainder of 2020–21		2,097

Total Net Program Expense Changes Since the 2020 Budget		2,612

Interest on Debt Change Since the 2020 Budget		–

Total Expense Changes Since the 2020 Budget		2,612

2020–21 Third Quarter Finances Expense Outlook		189,654
[1]	Accounting adjustments tied primarily to grants provided for infrastructure projects and other related investments.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ministry of Finance.

Program Expense Update

The outlook for program expense in 2020–21 is projected to be $177.2 billion, an increase of approximately $2.6 billion compared to the 2020 Budget.

Key changes to program expense projections to support the government’s urgent response to COVID-19 include:

•

$869 million in additional investments for the hospital sector for supplies and equipment related to addressing the surge in COVID-19 cases, including testing, swabs, saliva tubes and test kits, bringing the total increase in funding to hospitals since 2019–20 to $3.4 billion;

•

$609 million to support the procurement of additional personal protective equipment and critical supplies and equipment and continued support for essential supply chain operations in the health care sector;

•

$398 million to respond to the impact of COVID-19 in the long-term care sector, including through continued prevention and containment measures, funding to support implementation of testing guidelines, and support for operators who have been impacted by the changes in occupancy numbers due to COVID-19;

•	$155 million to support managing the COVID-19 pandemic with investments in critical medical and laboratory equipment;

•	$148 million to provide health care support for uninsured patients and operate COVID-19 Assessment Centres;

•

$135 million for administration of the Province’s COVID-19 vaccination program. The government’s vaccine rollout is underway since launching in December. Based on available supply as of February 4, more than 350,000 doses have been administered with more than 80,000 people fully vaccinated;

•

$125 million in COVID-19 investments in the hospital sector through the planned addition of more than 500 critical care beds to address urgent operating pressures and build capacity in the health care system to respond to a resurgence in cases of COVID-19;

•	$118 million in testing, laboratory services as well as purchasing and distribution of medical equipment;

•

$78 million investment to support an increase in demand for Telemedicine services during COVID-19. Through this investment, providers will be able to leverage a variety of virtual care technologies that best meet the needs of their patients while helping to reduce the spread of COVID-19;

•

$45 million investment to support a comprehensive cross-ministry plan to address mental health and addictions supports related to COVID-19, which has exacerbated mental health issues due to self-isolation and job losses. The investments will support building healthier and safer communities, including increasing service provision, providing tools and resources, developing and implementing training, and providing housing supports;

•	$19 million to support the safe re-opening of the courts;

•	$7 million to launch a recruitment campaign, increase frontline health and safety inspectors by 98, and help ensure workplaces are doing their part to prevent the spread of COVID-19; and

•

$6 million to support the opening of a new Specialized Care Centre to provide care for long-term care residents in the Greater Toronto Area who must be temporarily relocated due to the challenging situation in their long-term care home as a result of COVID-19.

Key changes to program expense projections to support families, workers and employers and build the foundation for a strong recovery fuelled by economic growth include:

•

$1.4 billion to launch the Ontario Small Business Support Grant to support small businesses that are required to close or significantly restrict services under the provincewide shutdown effective December 26, 2020, with one-time grants of up to $20,000;

•

$300 million in additional support made available, for a total of $600 million, for property tax and energy bill relief to eligible businesses that were required to close or significantly restrict services due to enhanced public health measures;

•	$235 million in additional supports to keep children and staff safe in child care and early years settings;

•	$110 million to provide a one-time payment of $200 per eligible student aged 13 through Grade 12 to help offset added costs of COVID-19 such as technology for online learning and educational supplies;

•	$105 million in additional support to provide the off-peak price of electricity for 24 hours a day for eligible residential, farm and small business customers from January 1, 2021 to February 9, 2021;

•

$42 million in funding as part of the Province’s High Priority Communities Strategy to help people in some of the hardest hit neighborhoods self-isolate and keep their families and communities safe. In addition to providing individuals with a safe place to isolate, COVID-19 isolation centres will also provide a range of wraparound supports and services, including meals, security, transportation and links to health and social services; and

•

$32 million to ensure the continued safe operations of the Alcohol and Gaming Commission of Ontario, as a result of reduced recoveries from the horseracing, cannabis and gaming sectors due to the closure of non-essential businesses.

Other changes to program expense include:

•	$420 million in additional supports for employment and training initiatives, reflecting an increase in funding from the federal Workforce Development Agreement;

•	$387 million for the procurement of personal protective equipment and critical supplies and equipment to support frontline staff in the education and public sectors through the pandemic;

•	$381 million in additional funding to provide further supports to better protect students, staff and families as part of Ontario’s plan to safely reopen schools;

•	$26 million in expenses related to statutory obligations under the Crown Liability and Proceedings Act, 2019;

•	$8 million in federal transfer funding through the Ontario-Federal Sport Participation Bilateral Agreement to support Ontario’s sport sector, which has been impacted by COVID-19;

•

$3 million for enhancing digital services. The Province is continuing to invest in digital services, making it easier to renew more services on line. These investments are consistent with moving Ontario Onwards, and will help in making Ontario the leading digital jurisdiction in the world;

•	A reduction in planned spending of $269 million for infrastructure programs due to revised implementation timelines for a number of projects; and

•

Lower than projected social assistance expenditure of $427 million due to the roll out of the Canada Emergency Response Benefit, enhanced Employment Insurance and Canada Recovery Benefit programs by the federal government in response to the COVID-19 pandemic.

Changes to program expense have been offset by $1.1 billion against the standard Contingency Fund, $598 million against the COVID-19 Health Contingency Fund and $2.1 billion against the Support for People and Jobs Fund. Additionally, to help mitigate expense risks for the remainder of 2020–21, the standard Contingency Fund has been allocated an additional $2.1 billion.

Interest on Debt Expense Update

Interest on debt expense is projected to be $12.5 billion, consistent with the forecast in the 2020 Budget.

Fiscal Prudence

To protect the health of the people of Ontario and support families, businesses and jobs during the pandemic, the Province made available time-limited pandemic response funding and extraordinary contingencies of $13.3 billion in 2020–21 as part of 2020 Budget. This funding is tracked under the categories of COVID-19 health sector response and the Support for People and Jobs Fund. As of February 5, 2021, the balances in these funds have been fully allocated as part of the government’s effort to combat the COVID-19 pandemic and support the recovery of the Province.

Extraordinary Contingencies and Time-Limited Pandemic Response, 2020–21

($ Millions)

Current Outlook 2020–21

Time-limited Funding and Extraordinary Contingencies

One-time COVID-19 Health Sector Expense	3,052

COVID-19 Health Contingency Fund	5,294

Subtotal: COVID-19 Health Sector Response	8,346

Support for People and Jobs Fund	4,966

Total Time-limited Funding and Extraordinary Contingencies	13,312

Remaining Balances[1]

COVID-19 Health Contingency Fund	–

Support for People and Jobs Fund	–

Total Remaining Balances	–
[1]	As of February 5, 2021, net of new projected drawdowns in the 2020–21 Third Quarter Finances.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ministry of Finance.

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the Province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. With the release of the 2020–21 Third Quarter Finances, the reserve, included as part of the 2020 Budget, has been reduced to $0.5 billion. Additionally, the standard Contingency Fund is maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, and which may otherwise adversely affect Ontario’s fiscal performance. The remaining standard Contingency Fund at the time of the 2020 Budget was $3.0 billion, with $1.9 billion remaining after draws in the 2020–21 Third Quarter Finances.

In light of the government fully allocating all of the time-limited pandemic response funding and extraordinary contingencies of $13.3 billion in 2020–21, and in order to ensure continued fiscal flexibility to combat the pandemic and support the people of Ontario, the government has increased existing contingencies by $2.1 billion for the remainder of 2020–21, given the uncertain and unprecedented impact of the global pandemic. Any unused contingency funds at year end will go towards reducing the Province’s net debt position.

Section B:	Ontario’s Recent Economic Performance and Outlook

Recent Economic Performance

The COVID-19 pandemic led to unprecedented economic contractions around the world. All G7 countries, including Canada, posted sharp real GDP declines in the first half of 2020 before rebounding in the third quarter.

Ontario real GDP rebounded by 9.4 per cent in the third quarter of 2020, following declines of 1.8 per cent and 12.2 per cent in the first and second quarters, respectively. Third quarter growth was supported by higher consumer spending, business investment and exports. Real GDP in the quarter was still 5.7 per cent below the level in the fourth quarter of 2019.

Between February and May, Ontario employment declined by 1,134,700 (-15.1 per cent). Since June, employment rebounded by 729,100 net jobs and as of January was 405,600 (-5.4 per cent) below the February 2020 level. As of January 2021, the unemployment rate was 10.2 per cent, down from a high of 13.5 per cent in May.

In addition, many other key economic indicators showed signs of recovery. Retail sales and wholesale trade have risen above their pre-pandemic levels.

Economic Outlook

The introduction of COVID-19 vaccines has supported expectations for global economic recovery. The International Monetary Fund (IMF) projects global real GDP to decline by 3.5 per cent in 2020 and increase by 5.5 per cent in 2021 and 4.2 per cent in 2022. In the U.S., real GDP declined by 3.5 per cent in 2020, and is projected to rise by 5.1 per cent in 2021 and 2.5 per cent in 2022.

Private-sector forecasters, on average, project Ontario real GDP to decline by 5.9 per cent in 2020, an improvement compared to an average decline of 6.1 per cent in October 2020. The current private-sector average is also higher than the prudent 6.5 per cent decrease projected in the 2020 Budget.

Private-sector forecasters, on average, project real GDP to rise by 4.5 per cent in 2021, easing from an average of 5.0 per cent in October 2020 and slower than the 4.9 per cent increase projected in the 2020 Budget.

The future path of the COVID-19 pandemic represents the most significant risk to the economic outlook in Ontario and globally over the rest of 2020–21. Other key risks include the overall pace and composition of global and U.S. economic growth.

Section C: Details of Ontario’s Finances

Revenue

($ Millions)

	2020–21

	Budget Plan	Current Outlook	In-Year Change

Taxation Revenue

Personal Income Tax	36,901	35,876	(1,025)

Sales Tax	24,879	25,997	1,118

Corporations Tax	9,941	11,435	1,494

Education Property Tax	6,060	6,000	(60)

Employer Health Tax	6,346	6,441	95

Ontario Health Premium	4,007	3,958	(49)

Gasoline Tax	2,379	2,120	(259)

Land Transfer Tax	3,384	3,438	54

Tobacco Tax	1,108	1,103	(5)

Fuel Tax	672	711	39

Beer, Wine and Spirits Taxes	593	615	22

Electricity Payments in Lieu of Taxes	486	557	71

Ontario Portion of the Federal Cannabis Excise Duty	145	140	(5)

Other Taxes	561	581	20

	97,462	98,972	1,510

Government of Canada

Canada Health Transfer	16,252	16,208	(44)

Canada Social Transfer	5,832	5,815	(17)

Equalization	–	–	–

Infrastructure Programs	1,013	1,023	10

Labour Market Programs	1,091	1,521	430

Social Housing Agreement	331	331	–

Other Federal Payments	8,434	8,452	18

Direct Transfers to Broader Public-Sector Organizations	407	395	(12)

	33,360	33,745	385

Income from Government Business Enterprises

Liquor Control Board of Ontario	2,377	2,452	75

Ontario Power Generation Inc./Hydro One Ltd.	893	1,034	141

Ontario Lottery and Gaming Corporation	200	300	100

Ontario Cannabis Store	80	70	(10)

	3,550	3,856	306
continued...

Revenue (continued)

($ Millions)

	2020–21

	Budget Plan	Current Outlook	In-Year Change

Other Non-Tax Revenue

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	9,740	8,353	(1,387)

Vehicle and Driver Registration Fees	2,061	2,065	4

Miscellaneous Other Non-Tax Revenue	1,377	1,241	(136)

Other Fees and Licences	1,105	1,042	(63)

Sales and Rentals	1,045	754	(291)

Reimbursements	961	1,174	213

Royalties	278	342	64

Power Supply Contract Recoveries	107	114	7

Net Reduction of Power Purchase Contracts	28	28	–

	16,702	15,113	(1,589)

Total Revenue	151,074	151,686	612
Note: Numbers may not add due to rounding. Source: Ontario Ministry of Finance.

Total Expense1

($ Millions)

	2020–21

Ministry Expense	Budget Plan	Current Outlook	In-Year Change

Agriculture, Food and Rural Affairs (Base)	313.8	301.9	(11.8)

Federal–Provincial Infrastructure Programs[2]	104.0	–	(104.0)

Municipal Infrastructure Program Investments[2]	10.0	–	(10.0)

Demand-Driven Risk Management and Time-Limited Programs	442.6	469.4	26.8

Agriculture, Food and Rural Affairs (Total)	870.4	771.4	(99.0)

Attorney General (Base)	1,682.2	1,819.6	137.4

Statutory Appropriations – Crown Liability and Proceedings Act, 2019	–	25.8	25.8

Attorney General (Total)	1,682.2	1,845.4	163.2

Board of Internal Economy (Total)	280.8	279.6	(1.2)

Children, Community and Social Services (Total)	17,927.5	17,717.9	(209.5)

Colleges and Universities (Base)	9,394.7	9,375.6	(19.1)

Student Financial Assistance	1,274.4	895.3	(379.1)

Colleges and Universities (Total)	10,669.1	10,270.9	(398.2)

Economic Development, Job Creation and Trade (Base)	362.9	357.2	(5.8)

Time-Limited Investments	356.2	1,766.9	1,410.7

Economic Development, Job Creation and Trade (Total)	719.2	2,124.1	1,404.9

Education (Base)	31,038.2	31,122.8	84.6

Teachers’ Pension Plan[3]	1,620.7	1,620.7	–

Education (Total)	32,658.9	32,743.6	84.6

Energy, Northern Development and Mines (Base)	1,047.0	1,034.4	(12.6)

Electricity Cost Relief Programs	6,209.0	6,511.6	302.6

Energy, Northern Development and Mines (Total)	7,256.0	7,546.0	290.0

Environment, Conservation and Parks (Base)	669.1	649.2	(19.9)

Time-Limited Investments	–	0.1	0.1

Environment, Conservation and Parks (Total)	669.1	649.4	(19.8)

Executive Offices (Base)	37.5	38.6	1.1

Time-Limited Assistance	2.0	2.0	–

Executive Offices (Total)	39.5	40.6	1.1

Finance (Base)	862.0	806.4	(55.6)

Time-Limited Investments	616.2	576.2	(40.0)

Investment Management Corporation of Ontario[4]	161.1	141.3	(19.8)

Ontario Municipal Partnership Fund	501.9	501.9	–

Power Supply Contract Costs	107.0	114.2	7.1

COVID-19 Response: Support for People and Jobs Fund	2,050.0	–	(2,050.0)

Finance (Total)	4,298.2	2,139.9	(2,158.3)

Francophone Affairs (Total)	7.1	6.6	(0.5)

Government and Consumer Services (Base)	641.1	665.9	24.8

Time-Limited Investments	–	386.7	386.7

Realty	1,025.9	1,081.9	56.0

Government and Consumer Services (Total)	1,667.0	2,134.6	467.5

Health (Total)[5]	60,110.5	60,532.9	422.4

COVID-19 Response Including COVID-19 Health Contingency Fund[6]	8,346.0	8,346.0	–

Heritage, Sport, Tourism and Culture Industries (Base)	1,031.8	969.4	(62.4)

Ontario Cultural Media Tax Credits	515.2	511.5	(3.7)

Ontario Cultural Media Tax Credits – Amounts Related to Prior Years	–	64.6	64.6

Heritage, Sport, Tourism and Culture Industries (Total)	1,547.0	1,545.6	(1.4)
continued...

Total Expense1 (continued)

($ Millions)

	2020–21

Ministry Expense	Budget Plan	Current Outlook	In-Year Change

Indigenous Affairs (Base)	82.2	94.9	12.7

One-Time Investments, Including Settlements	14.0	167.9	153.9

Indigenous Affairs (Total)	96.2	262.8	166.6

Infrastructure (Base)	213.3	155.6	(57.7)

Federal–Provincial Infrastructure Programs[2]	310.5	234.6	(75.8)

Waterfront Toronto Revitalization (Port Lands Flood Protection)	128.4	103.4	(25.0)

Municipal Infrastructure Program Investments[2]	202.0	198.0	(3.9)

Infrastructure (Total)	854.1	691.6	(162.5)

Labour, Training and Skills Development (Base)	127.7	134.8	7.1

Training Tax Credits (Co-operative Education and Apprenticeship Training)[7]	82.3	97.7	15.4

Demand-Driven Employment and Training Programs	1,050.9	1,470.9	420.0

Labour, Training and Skills Development (Total)	1,260.9	1,703.4	442.5

Long-Term Care (Total)	4,535.8	5,436.3	900.5

Municipal Affairs and Housing (Base)	481.7	479.5	(2.2)

Safe Restart Agreement	1,900.0	1,900.0	–

Time-Limited Investments	255.8	299.6	43.8

Social Housing Agreement – Payments to Service Managers	315.2	315.2	–

Municipal Affairs and Housing (Total)	2,952.7	2,994.3	41.6

Natural Resources and Forestry (Base)	556.6	558.2	1.6

Emergency Forest Firefighting	100.0	120.5	20.5

Natural Resources and Forestry (Total)	656.5	678.7	22.2

Seniors and Accessibility (Base)	58.2	78.7	20.5

Time-Limited Investments	129.0	126.4	(2.6)

Seniors and Accessibility (Total)	187.2	205.1	17.9

Solicitor General (Total)	2,874.4	2,970.4	96.1

Transportation (Base)	4,972.6	5,048.3	75.7

Safe Restart Agreement	2,000.0	2,000.0	–

Federal–Provincial Infrastructure Programs	640.0	754.5	114.5

Transportation (Total)	7,612.6	7,802.8	190.2

Treasury Board Secretariat (Base)	406.8	380.8	(26.0)

Employee and Pensioner Benefits[3]	1,389.0	1,389.0	–

Operating Contingency Fund	2,912.0	3,893.2	981.1

Capital Contingency Fund	99.3	95.2	(4.1)

Treasury Board Secretariat (Total)	4,807.2	5,758.2	951.0

Interest on Debt[8]	12,456.0	12,456.0	–

Total Expense	187,042.0	189,654.0	2,612.0
[1]	Numbers reflect current ministry structure.
[2]	$114 million Municipal and Federal-Provincial Infrastructure Program funding transferring from the Ministry of Agriculture, Food and Rural Affairs to the Ministry of Infrastructure in 2020–21.
[3]

Numbers reflect the pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements in Public Accounts of Ontario 2017–2018.

[4]	Based on the requirements of Public Sector Accounting Standards, the Province consolidated the Investment Management Corporation of Ontario into the Ministry of Finance.
[5]	Includes accounting adjustments tied primarily to grants provided for infrastructure projects and other related investments.
[6]

For presentation purposes in the 2020–21 Third Quarter Finances, all one-time COVID-19 related spending has been included separately instead of within the Ministry of Health and Ministry of Long-Term Care. This funding includes a one-time COVID-19 Health Sector expense of $3.1 billion and the COVID-19 Health Contingency Fund of $5.3 billion in 2020–21. This change in presentation does not impact ministry allocations, which reflect ministry structure(s) presented in the 2020–21 Expenditure Estimates.

[7]

The Co-operative Education Tax Credit remains in effect. The Apprenticeship Training Tax Credit is eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017. Current Outlook includes tax credit amounts related to prior years.

[8]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $234 million in 2020–21.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ministry of Finance.

Infrastructure Expenditures

($ Millions)

Sector	2020–21 Current Outlook
	Investment in Capital Assets[1,2]	Transfers and Other Infrastructure Expenditures[3]	Total Infrastructure Expenditures

Transportation

Transit	4,210	1,224	5,434

Provincial Highways	2,834	78	2,912

Other Transportation, Property and Planning	160	68	228

Health

Hospitals	2,668	3	2,671

Other Health	53	213	266

Education	2,241	–	2,241

Postsecondary Education

Colleges and Other	835	64	899

Universities	–	90	90

Social	23	245	267

Justice	367	124	492

Other Sectors[4]	983	762	1,746

Total Infrastructure Expenditures	14,375	2,871	17,247

Less: Other Partner Funding[5]	2,294	–	2,294

Total[6]	12,081	2,871	14,952
[1]	Includes $234 million in interest capitalized during construction.
[2]	Includes provincial investment in capital assets of $11.9 billion.
[3]	Includes transfers to municipalities, universities and non-consolidated agencies.
[4]	Includes government administration, natural resources and the culture and tourism industries.
[5]	Other Partner Funding refers to third-party investments, primarily in hospitals, colleges and schools.
[6]	Includes Federal/Municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Five-Year Review of Selected Financial and Economic Statistics1,2

($ Millions)

	2016–17	2017–18	2018–19	Actual 2019–20	Current Outlook 2020–21

Revenue	140,734	150,594	153,700	156,096	151,686

Expense

Programs	131,460	142,363	148,751	152,273	177,198

Interest on Debt[3]	11,709	11,903	12,384	12,495	12,456

Total Expense	143,169	154,266	161,135	164,768	189,654

Reserve	–	–	–	–	500

Surplus/(Deficit)	(2,435)	(3,672)	(7,435)	(8,672)	(38,468)

Net Debt	314,077	323,834	338,496	353,332	399,463

Accumulated Deficit	205,939	209,023	216,642	225,764	264,232

Gross Domestic Product (GDP) at Market Prices	790,749	824,979	859,079	891,811	848,997

Primary Household Income	520,486	541,501	567,492	591,527	587,067

Population — July (000s)[4]	13,875	14,070	14,309	14,545	14,734

Net Debt Per Capita (dollars)	22,636	23,016	23,657	24,293	27,112

Household Income Per Capita (dollars)	37,511	38,486	39,661	40,670	39,844

Net Debt as a Per Cent of Revenue	223.2%	215.0%	220.2%	226.4%	263.3%

Interest on Debt as a Per Cent of Revenue	8.3%	7.9%	8.1%	8.0%	8.2%

Net Debt as a Per Cent of GDP	39.7%	39.3%	39.4%	39.6%	47.1%

Accumulated Deficit as a Per Cent of GDP	26.0%	25.3%	25.2%	25.3%	31.1%
[1]

Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2]

Revenues and expenses have been restated to reflect the following fiscally neutral changes: i) revised presentation of education property taxes to be included in the taxation revenues; ii) reclassification of certain Government Business Enterprises to other government organizations; iii) reclassification of a number of tax measures that provide a financial benefit through the tax system to be reported as expenses; and iv) change in presentation of third-party revenue for hospitals, school boards and colleges to be reported as revenue.

[3]

Interest on debt is net of interest capitalized during construction of tangible capital assets of $159 million in 2016–17, $157 million in 2017–18, $175 million in 2018–19, $245 million in 2019–20 and $234 million in 2020–21.

[4]	Population figures are for July 1st of the fiscal year indicated (i.e., for 2016–17, the population on July 1, 2016 is shown).

Note: Numbers may not add due to rounding.

Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ministry of Finance.

Section D: Ontario’s 2020–21 Borrowing Program

Ontario’s 2020–21 Borrowing Program

($ Billions)

	2020–21

	2020 Budget	Current Outlook	In-Year Change

Deficit/(Surplus)	38.5	38.5	–

Investment in Capital Assets	10.6	11.9	1.4

Non-Cash Adjustments	(9.2)	(9.2)	–

Loans to Infrastructure Ontario	–	–	–

Other Net Loans/Investments	0.6	–	(0.6)

Debt Maturities/Redemptions	26.7	26.7	–

Total Funding Requirement	67.0	67.8	0.8

Decrease/(Increase) in Short-Term Borrowing	(5.7)	(5.1)	0.6

Increase/(Decrease) in Cash and Cash Equivalents	(1.4)	(1.4)	–

Pre-Borrowing from 2019–20	(7.6)	(7.6)	–

Pre-Borrowing in 2020–21 for 2021–22	–	1.5	1.5

Total Long-Term Public Borrowing	52.3	55.2	2.9
Note: Numbers may not add due to rounding. Source: Ontario Financing Authority.

The Province’s funding requirements for 2020–21 are projected to increase by $0.8 billion compared to the forecast in the 2020 Budget, reflecting an increase of $1.4 billion in investment in capital assets offset by a $0.6 billion reduction in net loans and investments. The Province’s long-term borrowing program for 2020–21 is forecast to increase by $2.9 billion, reflecting $1.5 billion in pre-borrowing currently completed for 2021–22, and $1.4 billion to fund the increase in capital investments. Short-term borrowing for the fiscal year is projected to decrease by $0.6 billion to offset the change in net loans and investments. Subject to market conditions, the Province will continue to engage in pre-borrowing for 2021–22.

Approximately 66 per cent of this year’s borrowing has been completed in Canadian dollars, with the remainder issued in U.S. dollars, Euros and Pounds sterling. The Province has launched a number of large bond issues in 2020–21 to enable it to complete the borrowing program. These included the largest issues ever launched by a province in the Canadian domestic bond market, the Euro denominated bond market, the Pound sterling bond market, and the second-largest issue in the U.S. dollar bond market. On January 28, 2021, the Province issued its second Green Bond in fiscal 2020–21, and ninth Green Bond overall. This issue was for $1.25 billion, and follows a $1.5 billion Green Bond launched in October 2020. These are the two largest Canadian dollar Green Bond issues ever launched, and Ontario remains the leader in this market with $8.0 billion issued and $7.5 billion outstanding. Nine projects were selected to receive funding from the most recent Green Bond. This includes five Clean Transportation projects, three Energy Efficiency and Conservation projects and one project under the Climate Adaptation and Resilience framework category.

2020–21 Long-Term Borrowing

($ Billions)

Canadian Dollar Issues	36.5

Foreign Currency Issues	18.8

Total	55.2
Note: Numbers may not add due to rounding. Source: Ontario Financing Authority.

Ministry of Finance	www.fin.gov.on.ca

For general inquiries regarding the 2020–21 Third Quarter Finances, please call:

Toll-free English and French inquiries:	1-800-337-7222
Teletypewriter (TTY):	1-800-263-7776

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